NEWS RELEASE

BROOKFIELD AGREES TO ISSUE C$150 MILLION OF PREFERRED SHARES

New York, April 8, 2004 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that it has agreed to issue $150 million of cumulative redeemable preferred shares denominated in Canadian dollars with a dividend rate of 5.0% to a syndicate of investment dealers led by CIBC World Markets Inc. The preferred shares are rated Pfd-3 (High) by Dominion Bond Rating Service (DBRS) and P-3 (High) by Standard and Poor’s (S&P). Brookfield has extended to the underwriters the option until closing to purchase up to an additional C$50 million of shares at the same offering price.

Proceeds of the issue will be utilized for general corporate purposes including the repayment of corporate debt. Closing is expected to occur on or about April 30, 2004.

The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement of such Act. This release does not constitute an offer for sale of securities in the U.S. and any public offering of securities in the U.S. will be made by means of a prospectus.

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Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 48 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications, tel. (212) 417–7215, or via email at: mcoley@brookfieldproperties.com